SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CRESTWOOD MIDSTREAM PARTNERS LP

(f/k/a Inergy Midstream, L.P.)

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

226378107

(CUSIP Number)

June 18, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 226378107

1	Name of reporting person: Crestwood Equity Partners LP (f/k/a Inergy, L.P.) I.R.S. identification number of above person (entities only):
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 7,137,841
	6	Shared voting power 0
	7	Sole dispositive power 7,137,841
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 7,137,841
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9)(1) 3.8%
12	Type of reporting person PN

(1)	Based on 187,934,087 Common Units outstanding as of February 12, 2014.

CUSIP NO. 226378107

1	Name of reporting person: Crestwood Equity GP LLC (f/k/a Inergy GP, LLC) I.R.S. identification number of above person (entities only):
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 7,137,841
	6	Shared voting power 0
	7	Sole dispositive power 7,137,841
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 7,137,841
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9)(1) 3.8%
12	Type of reporting person OO

(1)	Based on 187,934,087 Common Units outstanding as of February 12, 2014.

CUSIP NO. 226378107

1	Name of reporting person: Crestwood Holdings LP I.R.S. identification number of above person (entities only):
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 7,137,841
	6	Shared voting power 0
	7	Sole dispositive power 7,137,841
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 7,137,841
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9)(1) 3.8%
12	Type of reporting person PN

(1)	Based on 187,934,087 Common Units outstanding as of February 12, 2014.

CUSIP NO. 226378107

1	Name of reporting person: Crestwood Gas Services GP LLC I.R.S. identification number of above person (entities only):
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 21,597
	6	Shared voting power 0
	7	Sole dispositive power 21,597
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 21,597
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.01% (1)
12	Type of reporting person OO

(1)	Based on 187,934,087 Common Units outstanding as of February 12, 2014.

CUSIP NO. 226378107

1	Name of reporting person: Crestwood Midstream GP LLC (f/k/a NRGM GP, LLC) I.R.S. identification number of above person (entities only):
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 21,597
	6	Shared voting power 0
	7	Sole dispositive power 21,597
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 21,597
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.01% (2)
12	Type of reporting person OO

(1)	Crestwood Midstream GP LLC is the sole general partner of the Issuer, owning a non-economic general partner interest in the Issuer.
(2)	Based on 187,934,087 Common Units outstanding as of February 12, 2014.

CUSIP NO. 226378107

1	Name of reporting person: Crestwood Midstream Holdings LP I.R.S. identification number of above person (entities only):
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.0% (1)
12	Type of reporting person PN

(1)	Crestwood Midstream Holdings LP may be deemed the indirect beneficial owner of a non-economic general partner interest in the Issuer.

CUSIP NO. 226378107

1	Name of reporting person: MGP GP, LLC I.R.S. identification number of above person (entities only):
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.0% (1)
12	Type of reporting person OO

(1)	MGP GP, LLC may be deemed the indirect beneficial owner of a non-economic general partner interest in the Issuer.

Item 1(a).	Name of issuer: Crestwood Midstream Partners LP (f/k/a Inergy Midstream, L.P.)

Item 1(b).	Address of issuer’s principal executive offices:

700 Louisiana Street, Suite 2060

Houston, Texas 77002

Item 2(a).	Names of persons filing:

Crestwood Equity Partners LP (f/k/a Inergy, L.P.)

Crestwood Equity GP LLC (f/k/a Inergy GP, LLC)

Crestwood Holdings LP

Crestwood Gas Services GP LLC

Crestwood Midstream GP LLC (f/k/a NRGM GP, LLC)

Crestwood Midstream Holdings LP

MGP GP, LLC

Item 2(b).	Address or principal business office or, if none, residence:

Principal business office for each Crestwood Equity Partners LP, Crestwood Equity GP LLC, Crestwood Holdings LP, Crestwood Gas Services GP LLC, Crestwood Midstream GP LLC, Crestwood Midstream Holdings LP and MGP GP, LLC

is:

700 Louisiana Street, Suite 2060

Houston, Texas 77002

Item 2(c).	Citizenship:

Each of Crestwood Equity Partners LP, Crestwood Holdings LP and Crestwood Midstream Holdings LP is a Delaware limited partnership.

Each of Crestwood Equity GP LLC, Crestwood Gas Services GP LLC, Crestwood Midstream GP LLC and MGP GP, LLC is a Delaware limited liability company.

Item 2(d).	Title of class of securities: Common units representing limited partner interests.

Item 2(e).	CUSIP number: 226378107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable

(a)	☐	Broker or dealer registered under section 15 of the Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4. Ownership:

The percent of class provided for each reporting person below is based on 187,934,087 Common Units outstanding as of February 12, 2014. The Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

1	Crestwood Equity Partners LP

a.	Amount beneficially owned: 7,137,841 Common Units

b.	Percent of class: 3.8%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 7,137,841

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 7,137,841

iv.	Shared power to dispose or to direct the disposition of: 0

2.	Crestwood Equity GP LLC (f/k/a Inergy GP, LLC)

a.	Amount beneficially owned: 7,137,841 Common Units

b.	Percent of class: 3.8%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 7,137,841

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 7,137,841

iv.	Shared power to dispose or to direct the disposition of: 0

3.	Crestwood Holdings LP

a.	Amount beneficially owned: 7,137,841 Common Units

b.	Percent of class: 3.8%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 7,137,841

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 7,137,841

iv.	Shared power to dispose or to direct the disposition of: 0

4.	Crestwood Gas Services GP LLC

a.	Amount beneficially owned: 21,597 Common Units

b	Percent of class: 0.01%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 21,597

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 21,597

iv	Shared power to dispose or to direct the disposition of: 0

5.	Crestwood Midstream GP LLC (f/k/a NRGM GP, LLC )

a.	Amount beneficially owned: 21,597 Common Units

b	Percent of class: 0.01%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 21,597

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 21,597

iv	Shared power to dispose or to direct the disposition of: 0

6.	Crestwood Midstream Holdings LP

a.	Amount beneficially owned: 0 Common Units

b.	Percent of class: 0.0%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

7.	MGP GP, LLC

a.	Amount beneficially owned: 0 Common Units

b.	Percent of class: 0.0%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Crestwood Midstream GP LLC holds a non-economic general partner interest in the Issuer. MGP GP, LLC and Crestwood Midstream Holdings LP may be deemed to beneficially own the non-economic general partner interest in the Issuer.

Item 5.	Ownership of five percent or less of a class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of more than five Percent on behalf of another person: Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person: Not applicable.

Item 8.	Identification and classification of members of the group: Not applicable.

Item 9.	Notice of dissolution of group: Not applicable.

Item 10.	Certifications: Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Date: February 14, 2014	Name:

CRESTWOOD HOLDINGS LP

	By:	Crestwood Holdings LLC

	By:	/s/ Michael J. Campbell
	Name:	Michael J. Campbell
	Title:	Senior Vice President and Chief Financial Officer

CRESTWOOD EQUITY GP LLC

	By:	/s/ Michael J. Campbell
	Name:	Michael J. Campbell
	Title:	Senior Vice President and Chief Financial Officer

CRESTWOOD EQUITY PARTNERS LP

	By:	Crestwood Equity GP LLC

	By:	/s/ Michael J. Campbell
	Name:	Michael J. Campbell
	Title:	Senior Vice President and Chief Financial Officer

MGP GP, LLC

	By:	/s/ Michael J. Campbell
	Name:	Michael J. Campbell
	Title:	Senior Vice President and Chief Financial Officer

CRESTWOOD MIDSTREAM HOLDINGS LP

	By:	MGP GP, LLC

	By:	/s/ Michael J. Campbell
	Name:	Michael J. Campbell
	Title:	Senior Vice President and Chief Financial Officer

CRESTWOOD GAS SERVICES GP LLC

	By:	/s/ Michael J. Campbell
	Name:	Michael J. Campbell
	Title:	Senior Vice President and Chief Financial Officer

CRESTWOOD MIDSTREAM GP LLC

	By:	/s/ Michael J. Campbell
	Name:	Michael J. Campbell
	Title:	Senior Vice President and Chief Financial Officer

[Signature Page – Schedule 13G]